This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

Overview

Beginning in the fourth quarter of 2003, we began to account for our generic radiopharmaceutical business as a discontinued operation. All financial references in this document are to continuing operations, unless otherwise noted. In addition, the results for 2002 have been restated to conform to this presentation.

Our fourth quarter revenues declined by 5% compared to the same period last year, reflecting the sale of Oncology Software Solutions earlier this year and the impact of the declining US dollar on our US operations. Our analytical instruments business continued to show strong growth, but this was offset by declines in our remaining businesses. Excluding unusual items, operating income increased by 20% compared to the prior year.

Shortly before the end of the quarter, we announced initiatives that resulted in us recording a restructuring charge. The restructuring charge of $28 million ($20 million after tax) related to the implementation of change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including various system implementations. This charge included workforce reduction costs of $17 million related to severance and benefits associated with the elimination of approximately 220 positions, and a loss of $11 million on equipment sold as part of a sale lease-back transaction related to our IBM outsourcing agreement.

Basic earnings per share for the quarter was a loss of $0.03, compared to earnings of $0.18 for the same quarter last year. This decline was due to the impact of the restructuring charge and a $22 million loss on discontinued operations reported during the quarter. Excluding the impact of these items, earnings per share was $0.26.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results			Fourth Quarter			Full Year
	2003	2002	**Change**	**2003**	2002	**Change**
Revenues	$ **449**	$ 471	**(5%)**	$ **1,799**	$ 1,777	**1%**
Operating income before unusual items	$ **59**	$ 49	**20%**	$ **235**	$ 219	**7%**
Operating income	$ **29**	$ 49	**(41%)**	$ **179**	$ 212	**(16%)**
Basic earnings per share	$ **(0.03)**	$ 0.18	**(117%)**	$ **0.34**	$ 0.75	**(55%)**

Components of operating income from continuing operations for the quarter and year are summarized below:

Operating Income Analysis			Fourth Quarter		Full Year
	2003	2002	**2003**	2002
Operating income from continuing operations, before proteomics and unusual items	$ **65**	$ 63	$ **268**	$ 271
Proteomics	**(6)**	(14)	**(33)**	(52)
Operating income from continuing operations, before unusual items	**59**	49	**235**	219
Valuation provisions	**(2)**	—	**(77)**	—
Restructuring charges	**(28)**	—	**(28)**	—
Gain on patent suit	**—**	—	**39**	—
Gain (loss) on sale of business	**—**	—	**10**	(7)
	$ **29**	$ 49	$ **179**	$ 212

Earnings per share from our core businesses in the Life Sciences and Health segments was $0.32 for the fourth quarter, compared to $0.27 last year. Items that impact the comparability of basic earnings per share for the quarter and the year-to-date are as follows. We provide the component of basic earnings per share in this manner to enable readers to better understand the results of our operations for the year and the significant items that affect reported results.

Earnings Per Share Analysis	Fourth Quarter		Full Year	
	2003	2002	**2003**	2002
EPS from continuing operations before proteomics and unusual items	**$ 0.32**	$ 0.27	**$ 1.13**	$ 1.07
MDS Proteomics	**(0.06)**	(0.09)	**(0.24)**	(0.27)
EPS from continuing operations before unusual items	**0.26**	0.18	**0.89**	0.80
Valuation provisions	**—**	—	**(0.51)**	—
Restructuring charges	**(0.13)**	—	**(0.13)**	—
Gain on patent suit	**—**	—	**0.18**	—
Gain (loss) on sale of business	**—**	—	**0.07**	(0.05)
EPS from continuing operations	**0.13**	0.18	**0.50**	0.75
Discontinued operations	**(0.16)**	—	**(0.16)**	—
Basic EPS	**$ (0.03)**	$ 0.18	**$ 0.34**	$ 0.75

Segment Results

Fourth Quarter			**2003**			2002
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	**$ 275**	**$ 32**	**12%**	$ 283	$ 45	16%
Health	**173**	**5**	**3%**	188	18	10%
	448	**37**	**8%**	471	63	13%
Proteomics	**1**	**(8)**	**n/m**	—	(14)	n/m
	$ 449	**$ 29**	**6%**	$ 471	$ 49	10%

Full Year			**2003**			2002
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	**$ 1,083**	**$ 192**	**18%**	$ 1,053	$ 205	19%
Health	**715**	**20**	**3%**	721	59	8%
	1,798	**212**	**12%**	1,774	264	15%
Proteomics	**1**	**(33)**	**n/m**	3	(52)	n/m
	$ 1,799	**$ 179**	**10%**	$ 1,777	$ 212	12%

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

	2003	2002	**Change**
Isotopes	$ **75**	$ 87	**(14%)**
Analytical instruments	**68**	57	**19%**
Pharmaceutical research services	**132**	139	**(5%)**
	$ **275**	$ 283	**(3%)**

Compared to the same period last year, our analytical instruments business continued to contribute significantly to the overall Life Sciences segment, with growth of 19%. This increase was offset by declines in both our isotopes and pharmaceutical research services businesses.

The drop in isotopes revenues reflects the sale of businesses, which contributed $11 million to revenue in the final quarter of 2002. Excluding the divested businesses, isotopes sales were down $1 million, a decline of 1% compared to the same quarter last year. As expected, the fourth quarter was adversely impacted by cobalt supply constraints; however, we expect additional cobalt supply to have a favourable impact next year.

Growth in the demand for products within our analytical instruments business remains steady. We continue to be pleased with sales of the API 4000™, QSTAR™, 4000 Q TRAP™ and ELAN® models. Both mature and new products have seen strong demand.

Pharmaceutical research services revenues declined by 5% in the fourth quarter compared to the same period last year. We saw continued weakness in pharmacology services and in US-based late-stage services, which have offset revenue growth in the early clinical research and bioanalytical businesses. We continue to focus our business development team on increasing growth in this area.

Changing foreign exchange rates had limited net effect on Life Sciences revenues in the fourth quarter as most of our export revenues are hedged and the increase in the Euro offset a portion of the effect of the decline in the US dollar for our foreign operations.

Excluding the impact of unusual items, the operating margin from Life Sciences businesses was 19% in the current quarter, up from the 16% realized in the same period last year. Depreciation and amortization for the segment was $11 million this year compared with $13 million last year.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $30 million for the quarter compared to $36 million last year. The decrease reflects reduced spending on the MAPLE facility and the completion of our new cyclotron early in 2003.

Segment outlook—The Life Sciences segment has continued to benefit from significant growth in our analytical instruments business. Although the demand for these products remains strong, we expect percentage growth in analytical instruments in 2004 to be less than that experienced in recent quarters. Our competitors have introduced new products that can be expected to have some impact in the market. We continue to focus on developing new products to strengthen our competitive position by meeting our customers' needs.

We expect our pharmaceutical research services business will achieve higher revenues next year due to our increased capacity and efforts taken to redeploy resources to foster growth. We are pleased to see increased backlog in our late-stage business. While backlog is not guaranteed, it is normally a reliable indicator of future business.

Commissioning of the MAPLE reactors and the attached processing facility requires regulatory approval and will be followed by a process of product acceptance testing by our customers and us, and by associated regulatory approval processes for our customers. While we have experienced a number of delays due to regulatory and other issues, these steps are scheduled for completion over the course of 2004. Production will be transitioned from Atomic Energy of Canada Limited's (AECL) existing NRU reactor to MAPLE over this time.

Our overall investment in MAPLE stands at $304 million. We will no longer capitalize construction-related costs once full transition from NRU occurs. Our investment to date exceeds initial budgets for the project and we are in discussion with AECL to resolve issues related to cost overruns on the project.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. The appreciation of the Canadian dollar over the last several quarters has had only limited impact on our results thus far because we maintain an active hedging program for our US dollar cash inflows. We currently have hedges in place covering approximately two-thirds of our expected cash inflows for 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2003. Barring a significant further drop in the value of the US dollar, we do not expect the change in the exchange rate to have a material impact on our reported revenue growth or operating results in 2004.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	**Change**
Canadian laboratories	$ 97	$ 104	**(7%)**
US laboratories	31	39	**(21%)**
Diagnostics	128	143	**(10%)**
Distribution	45	45	**—**
	$ 173	$ 188	**(8%)**

Revenues in our Canadian diagnostics business decreased by 7% this quarter compared to the same quarter last year. The final quarter of 2002 included retroactive fee adjustments in British Columbia that followed the signing of new fee agreements. The decline in revenues this year resulted from the lack of these one-time adjustments and the 8% fee reduction, announced by the Province of British Columbia and effective September 1, 2003.

Revenues from US laboratories denominated in US dollars declined 7% in the current quarter due primarily to a revised revenue agreement affecting one of our partnerships. In Canadian dollar terms, revenues declined by 21% compared to the same period last year, due largely to changing exchange rates.

The US diagnostics business has not met our expectations for growth or profitability. Accordingly, we are taking steps to improve margins while examining the best way to participate in this market.

Revenue from Source Medical has returned to normal levels from the most recent two quarters, as the demand for supplies resulting from the Severe Acute Respiratory Syndrome outbreak has subsided.

Excluding unusual items, the operating margin for the Health segment was 8% compared to 10% in 2002. Operating losses in the US were a major cause of the decrease. In addition, British Columbia fee reductions began in September, while the full impact of our steps to mitigate any loss from this change will not be evident until next year. Depreciation and amortization for the Health segment was $4 million compared to $7 million for the fourth quarter last year.

Capital expenditures and long-term investments—Health businesses purchased $7 million of capital assets during the quarter compared to $4 million for the quarter last year.

In October we exchanged our investment in INPHACT, Inc. for a 19.9% interest in Evolved Digital Systems Inc., a listed Canadian company.

Segment outlook—British Columbia lab reform will have a significant impact on our operations. We have already experienced an 8% fee reduction beginning September 1, 2003. A further 12% fee reduction is expected to come into effect on April 1, 2004. In the fourth quarter, we implemented cost reduction strategies that will mitigate approximately 50% of the fee reductions next year.

The combined impact of our restructuring activities, net of the impact of British Columbia lab reform, is expected to result in a 5% to 8% increase in operating income from our Canadian diagnostics business in 2004.

Proteomics

Review of operations—Spending reductions enabled us to reduce the operating loss from our proteomics business to $8 million for the fourth quarter of 2003, compared to $14 million last year. This loss includes $2 million of depreciation and amortization. A $2 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note was offset by a $2 million dollar writedown in the value of an investment in a development-stage proteomics company.

Capital expenditures—MDS Proteomics did not purchase any capital assets in the quarter, compared to $6 million in the same period last year.

Segment outlook—We continue to manage spending on proteomics research activities to focus on key obligations and research projects. Work with our existing partners on previously signed agreements continues as we actively investigate new collaborations with financial and scientific partners.

Corporate

Net interest expense of $5 million was $2 million higher than the fourth quarter of 2002, reflecting the higher fixed interest on the US$311 million private placement debt issued in December of 2002.

Our effective tax rate for the quarter was 22% compared to 43% last year. The rate of tax on our core businesses before unusual items was 38% in 2002, versus 37% this year. In the fourth quarter of 2002 we ceased recognizing the benefit of tax losses generated by MDS Proteomics. In the fourth quarter of 2003, we were able to release $10 million of tax reserves, reflecting the improvement in European operations and the resolution of some other tax uncertainties.

Discontinued Operations

During the fourth quarter of 2003, we approved a plan for an orderly exit from our generic radiopharmaceutical business located in Belgium. This business is subject to increased regulatory standards that would require an investment not warranted by the prospects for the business. It is our intention to continue to use the Belgian facility to support the remaining radioisotopes business. In the fourth quarter, we reported a loss from discontinued operations of $22 million, which includes a $1 million net operating loss and provisions totalling $21 million associated with the shutdown. These operations were at breakeven in 2002.

Liquidity and Capital Resources

Our cash position at October 31, 2003 was $260 million, up $40 million from July 2003. Operating working capital was $86 million, a decrease of $53 million from July. The decrease in working capital was mainly attributable to $31 million of severance and related benefits provided for as part of the restructuring activity and $7 million of obligations related to the discontinued operations.

All of our foreign operations are considered self-sustaining. Unrealized gains and losses on foreign net assets and related hedges resulting from exchange rate shifts are recorded in the cumulative translation adjustment ("CTA") account in shareholders' equity. The weakened US dollar has had a significant impact on the reported value of our US dollar denominated debt and we treat this debt as a hedge against the value of our US dollar denominated net assets. During the quarter, the unrealized foreign exchange gain on this debt increased by $27 million, slightly offset by foreign exchange gains on the revaluation of foreign denominated net assets.

Outlook

In 2004 and beyond, we remain committed to the growth strategy that has been key to our success. While recent growth has been slower than expected in some areas, we remain encouraged about the prospects for our businesses. In addition, we continue to screen acquisition opportunities that would complement our core businesses. We expect growing demand for our products and services from Life Sciences customers to drive improved revenue growth next year.

Our restructuring initiatives are expected to generate $10 million of cost reductions in 2004 and $40 million in 2005. It will be important for us to achieve these savings to improve our operating margins. This is particularly true for 2005 and subsequent years. In those years we will face the challenge of a weaker US dollar without the benefit of the strong hedge position that we enjoyed in 2003 and that will continue to shelter our revenues next year.

We expect to invest $100 million to $125 million of capital in our core businesses next year plus approximately $50 million in each of 2004 and 2005 in technology projects and change initiatives. Combined, these initiatives will enable a new platform for growth for MDS.